
SOLVAY
SOLVAY

SECRETARIAT GENERAL - COMMUNICATION COMPETENCE CENTRE



The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

Brussels, February 28, 2005



PROCESSED
MAR 22 2005
THOMSON FINANCIAL

Attention : Special Counsel/Office of International Corporate Finance

Dear Sirs,

SUPPL

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

Marie-Jeanne Marchal,
External & Financial Communications Officer
Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27



PRESS RELEASE

82-2691

Embargo : February 28, 2005 at 8:30 AM (Brussels Time)

VINYTHAI: SOLVAY'S VINYLS AFFILIATE IN THAILAND EXPANDS UPSTREAM CAPACITY & SECURES FEEDSTOCK SUPPLY

Following Vinythai's decision to double its Vinyl Chloride Monomer (VCM) production, Solvay has announced today that the Board of its Thai vinyls affiliate has now decided to fully integrate upstream by also doubling the Chlorine and Ethylene Di-Chloride (EDC) production capacity at its plant in Map Ta Phut. The project, which is based on the latest bipolar membrane technology, is estimated to cost roughly Baht 2,300 million (MEUR 45). The total cost of this additional expansion together with the previously announced expansion of the VCM will be approximately Baht 4,600 million.

Construction will begin in mid-2005 with production expected to commence at the end 2006. The expansion will double Vinythai's current Chlorine capacity of 120,000 tpa to 240,000 tpa and current EDC capacity of 160,000 tons per year (tpa) to 320,000 tpa. This new EDC capacity will be the major feedstock for the 200,000 tpa VCM expansion project, mentioned above, which is expected to start production in September 2006.

As a result of this expansion, the total production capacity of Caustic Soda will also increase from 133,000 tpa to 266,000 tpa. These quantities will serve the growing demand from the local market while excess product will be exported.

By integrating upstream its VCM production to Chlorine and EDC, the Company is strengthening its cost effectiveness to ensure sustainable and growing profitability in a competitive market. The Company's Board of Directors believes that this expansion will reinforce Vinythai's position as a key player in the Asian vinyl industry and add significant value for the Company and its shareholders.

The expansion project is subject to the approval from Vinythai's bondholders and the environment impact assessment authorities.

The ethylene requirement for the expanded capacity is expected to be sourced from Thai Olefins Public Company Limited (TOC) which, in return will be provided the opportunity to invest in a 20% equity stake in Vinythai through an equity private placement offering. Solvay will keep its position as a reference shareholder of Vinythai after the integration of TOC as a shareholder.

Vinythai is a listed company on the Stock Exchange of Thailand; the stock is included in the SET 50 Index. The major shareholders are Solvay, S.A of Belgium and the Charoen Pokphand Group companies of Thailand, currently holding 46.4% and 25.9% respectively. VNT is the third largest vinyls producer in South East Asia. It currently has a fully integrated PVC production capacity of 210,000 tpa.

Solvay is an international chemical and pharmaceutical group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2004 its consolidated sales amounted to EUR 7.9 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :

Martial Tardy
Corporate Press Officer
SOLVAY S.A. Headquarters
Tel.: +32 2 509 72 30
Email: martial.tardy@solvay.com
Internet: www.solvaypress.com

Cheeranorawanich Sompot
Corporate Affairs and Communication
Vinythai
Tel.: +66 2 240 24 25 Ext. 3117
Email : cheeranorawanich.sompot@solvay.com
Internet : www.vinythai.co.th

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar



PRESS RELEASE

82-2691

Embargo: Brussels, February 23, 2005 at 8 am

2004 net income up 26% to record level of EUR 541 million
5.6% increase of dividend to EUR 1.90 per share

- Sales up 4% in 2004 (to EUR 7.9 billion), +6% in 4th quarter of 2004;
- Increase in operating margin of the Group to 10% for the year 2004;
- Cash flow up 15% from 2003, to nearly EUR 1 billion (EUR 990 million);
- Strong growth in **Plastics** results, (up 76%) thanks to Specialty Polymers and Vinyls. Doubling of 4th quarter 2004 results compared to the same period of 2003;
- Progressive improvement in **Chemicals** activities; up 31% in 4th quarter 2004 over the same period of 2003;
- **Pharmaceuticals** sector results in line with those of 2003 thanks to the conclusion of partnerships with major companies (Wyeth, Bristol Myers Squibb, Quintiles). 4th quarter 2004 results down 35% compared to the same period of 2003, due primarily to generic competition for Rowasa® medication in the United States and to costs of validation of new production units (in the Netherlands and France).

Sales reached EUR 7,877 million in 2004, up 4% from 2003. At constant exchange rates, they would have increased by 7%. In the 4th quarter 2004, they increased 6% (in EUR), with strong growth in the Plastics sector (up 15%) and Chemicals sector (up 8%).

REBIT (EUR 789 million) grew 17% in 2004 from 2003, 25% excluding « discontinuing operations[2] ». In 2004, the Group achieved an operating margin[1] of 10%, up from that of 2003 (8%). Operating results (REBIT) increased 13% from the 4th quarter of 2003 to the 4th quarter of 2004; also 25% excluding « discontinuing operations ».

The **net income of the Group** for the first time exceeded the half billion (EUR 541 million) and grew 26% from 2003 (EUR 430 million). The comparison of net results for the 4th quarter of 2004 (EUR 125 million) with that of the same period of 2003 (EUR 133 million) does not reflect the improvement in performance because the 4th quarter of 2003 benefited from an Italian tax credit (of EUR 40 million).

Cash flow reached nearly EUR 1 billion (EUR 990 million), up 15%. The financial situation of the Group is very healthy with a **ratio of net debt to equity** of 21% compared to 32% at the end of 2003.

The Board of Directors has decided to propose to the General Shareholders Meeting of June 2, 2005 the payment of **a net dividend** of EUR 1.90 per share, up 5.6% from 2003. This increase is in line with the Group's dividend policy, which is to increase the dividend whenever feasible and, if possible, not reduce it. For more than 20 years, the dividend has progressively increased and was never cut during this period.

The **Pharmaceuticals** sector completed the year 2004 with results in line (down 3%) with those of 2003. Operating margin remained stable in 2004 compared to 2003. On the one hand, the sector benefited from the positive impact of agreements with Wyeth and Bristol Myers Squibb and the compensation from Barr. It was accordingly able to increase its research expenditures to EUR 294 million (17% of sales). On the other hand, it suffered from the reduction in American sales following the renegotiation of contracts with its primary distributors, the weakness of the US dollar, the negative impact of debates over female hormone therapy and pressures on European prices. It should also be noted that preparations for the launch of new products required important commercial efforts. The results of the 4th quarter were affected by, in addition to the other elements described above, generic competition for Rowasa® in the United States and costs of validation of a new influenza-vaccine production unit in the Netherlands and a new facility in France for solid forms.

1 Operating margin is REBIT divided by sales (excluding « discontinuing operations »)
2 The « discontinuing operations» are related to the high-density polyethylene activities in joint ventures with BP and salt activities. As a result of their sale, these two activities will not appear in the results beginning in 2005.

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium

The activities of the **Chemicals** sector experienced progressive improvement during the course of 2004 thanks to recovery of the markets (for soda ash, caustic soda, etc.) and increases in some prices. The sector's operating margin reflected these developments: 8% for the 2nd half of 2004 compared to 7% for the 1st half. In all, the 2004 results were comparable (-1%) to those of 2003. Market conditions are generally favorable at the beginning of 2005.

With an operating margin of 11% in 2004 (compared to 7% in 2003), the results of the **Plastics** sector (combining the Plastics and Processing sectors) continued to grow (up 76% in 2004) thanks to strong improvement in Specialty Polymers and Vinyls, major contributors to the Group's results, despite an environment of high raw material and utility costs. Within the Plastics sector, the Processing activities have been subject to pressure on margins from higher costs, but the intensification of competitiveness efforts and the launch of new products has enabled the businesses largely to limit the impact of cost increases. Market conditions are also generally favorable at the beginning of 2005.

Finally, in 2004 the Group actively pursued its objective of improving its productivity in all sectors. In this context, restructuring measures have required charges, most of them non-recurring, on the order of EUR 108 million.

The record results achieved in 2004 are the fruit of a change strategy applied with determination that has translated into significant productivity improvement and the launch of new products. The Group overall has had a good beginning to the year 2005, under the influence of favorable market conditions. In addition, innovation and competitiveness efforts implemented in 2004 are bearing fruit and should continue.

SOLVAY Group – Summary Financial Information [3]

Millions of EUR (except for per-share figures, in EUR)	2003	2004	2004/ 2003 in %	4th quarter 2003	4th quarter 2004	4th quarter 04/ 4th quarter 03 %
Sales	7,557	7,877	+4%	1,870	1,987	+6%
REBIT[4]	**673**	**789**	**+17%**	**179**	**203**	**+13%**
EBIT	662	756	+14%	175	199	+14%
Charges on net indebtedness	-85	-91	+7%	-19	-20	+5%
Income taxes	-114	-129	+13%	1	-42	n.s.
Equity earnings	-48	-10	-79%	-24	-10	-58%
Income from investments	+15	+15	-	0	0	-
Net income of the Group	**430**	**541**	**+26%**	**133**	**125**	**-6%**
Net income (Solvay share)	396	489	+23%	124	109	-12%
Depreciation and amortization	429	449	+5%	110	113	+3%
REBITDA[5]	1,101	1,215	+10%			
Cash flow[6]	859	990	+15%	243	239	-2%
(per share, in EUR)						
Earnings per share[7]	4.78	5.92	+24%	1.49	1.33	-11%
Net dividend	1.80	1.90	+5.6%			
Gross dividend	2.40	2.53	+5.6%			
Net debt to equity ratio	32%	21%				

[3] *Financial statements audited by Deloitte*
[4] *REBIT: Recurrent Earnings Before Interests and Taxes, recurring operational results*
[5] *REBITDA : REBIT, including recurring depreciation and amortization*
[6] *Cash flow is the sum of the net income of the Group and depreciation and amortization*
[7] *Calculated on the basis of the weighted average number of shares outstanding after deducting shares purchased to cover stock option programs, or a total of 82,748,169 shares in 2003 and 82,520,997 shares in 2004.*

Non-recurring items amounted in 2004 to EUR -33 million, including, on the one hand, the capital gain on the sale of SOFINA shares and on the sales of activities (Solvay's interest in the ESCO salt joint venture and Hedwin Corporation, in the field of industrial films) and, on the other hand, a provision for risks relating a.o. to the current proceedings of the European competition authorities concerning hydrogen peroxide as well as significant provisions for restructuring (essentially the closing of the soda ash production unit at Ebensee in Austria and of the pharmaceuticals production site of Foch in France).

Charges on net indebtedness increased to EUR 91 million, up 7% from 2003. These charges include interest paid for the recent issue of long-term bonds that allowed to create a strategic financial reserve at historically low rates.

Income taxes were EUR 129 million, including a tax credit of EUR 63 million recorded in the 3rd quarter of 2004 (in Germany).

Income from investments represents the annual dividends paid by Fortis and Sofina in the 2nd quarter.

Equity earnings from the high density polyethylene activities, although negative (EUR -10 million), improved from 2003 (EUR -48 million). It should be noted that Solvay's interest in the high densitiy polyethylene activities was sold to BP on January 6, 2005, for an amount slightly above EUR 1 billion. This sale will be recorded in 2005 accounts.

Net income of Group was EUR 541 million, up 26% from 2003 (EUR 430 million).

Minority interests in 2004 net income were EUR 52 million, of which EUR 24 million represented preferred dividends[8] linked to the financing of 800 million EUR for the acquisition of Ausimont and EUR 28 million reflected, a.o. the 100% consolidation of Solvay Indupa's activities from July 2004.

Net income per share for 2004 amounted to EUR 5.92, compared to EUR 4.78 in 2003, an increase of 24%.

Depreciation and amortization increased 5% from 2003, following non-recurring depreciation primarily related to the halting of soda ash production at Ebensee, Austria. **Cash flow** was EUR 990 million, up 15%.

Shareholders equity increased to EUR 3,792 million at the end of 2004, up EUR 282 million compared to the end of 2003. The **net indebtedness of the Group** at 31 December 2004 (EUR 794 million) was down EUR 326 million from that at 31 December 2003. The ratio of net debt to equity was 21% compared to 32% in 2003.

Investments, Research and Development

2004 **Investments** increased to EUR 564 million. **Research and Development** reached EUR 413 million, of which more than 70% was for the Pharmaceuticals sector. This sector's research effort increased to EUR 294 million (17% of sales) in 2004, up 4% from the previous year.

The 2005 investment and R&D budgets were set at EUR 796 million and EUR 481 million respectively. In 2005, the Pharmaceuticals sector research effort should increase to EUR 353 million (73% of the Group's R&D expenses), before deducting partners' contribution to research expenditure in this sector.

This demonstrates the Group's commitment to pursue its efforts in innovation, competitiveness and growth.

[8] *The EUR 800 million preferred shares were reimbursed on 7 January 2005 following receipt of the proceeds from the sale of Solvay's interests in the high density polyethylene joint ventures wtih BP.*

RESULTS BY SEGMENT[9]

Millions of EUR	2003	2004	2004/2003 %	4th quarter 2003	4th quarter 2004	4th quarter 04/ 4th quarter 03 %
GROUP SALES	**7,557**	**7,877**	**+4%**	**1,872**	**1,987**	**+6%**
Pharmaceuticals	1,832	1,745	-5%	462	441	-5%
Chemicals	2,386	2,433	+2%	585	629	+8%
Plastics[10]	3,215	3,632	+13%	794	915	+15%
Plastics	*1,802*	*2,198*	*+22%*	*448*	*560*	*+25%*
Processing	*1,413*	*1,434*	*+1%*	*346*	*355*	*+3%*
Non allocated items	-	-	-	-	-	-
« Discontinuing operations»	125	67	-46%	32	1	n.s.

Millions of EUR	2003	2004	2004/2003 %	4th quarter 2003	4th quarter 2004	4th quarter 04/ 4th quarter 03 %
GROUP REBIT	**673**	**789**	**+17%**	**180**	**203**	**+13%**
Pharmaceuticals	243	236	-3%	75	49	-35%
Chemicals	182	180	-1%	35	46	+31%
Plastics[10]	225	397	+76%	50	113	+126%
Plastics	*155*	*330*	*+113%*	*38*	*103*	*+171%*
Processing	*70*	*67*	*-4%*	*12*	*10*	*-17%*
Non allocated items	-41	-49	+20%	-7	-15	+114%
« Discontinuing operations»	63	25	-60%	25	9	-64%

Millions of EUR	2003	2004	2004/2003 %	
GROUP REBITDA[11]	**1.101**	**1.215**	**+10%**	
Pharmaceuticals	302	299	-1%	
Chemicals	354	339	-4%	
Plastics[10]	400	585	+46%	
Plastics	*265*	*450*	*+70%*	
Processing	*135*	*135*	0%	
Non allocated items	-24	-33	+38%	
« Discontinuing operations»	68	25	-63%	

[9] *Results by segment include results of the Group's 4 sectors as well as the « discontinuing operations» related to the high-density polyethylene activities in joint ventures with BP and salt activities. As a result of their sale, these two activities will not appear in the results beginning in 2005.*

[10] *As of June 1, 2004, the Plastics and Processing sectors were combined into a single new Plastics sector. This gives the Group a more compact structure and more interaction between these activities. Presentation of results in a single sector will begin as of January 1, 2005.*

[11] *REBITDA : REBIT, including recurring depreciation and amortization.*

CONSOLIDATED INCOME STATEMENTS

In millions of EUR (except for per share figures, in EUR)	2003	2004	4th quarter 2003	4th quarter 2004
Sales	**7,557**	**7,877**	**1,870**	**1,987**
Cost of goods sold	-5.101	-5.273	-1275	-1358
Gross margin	**2,456**	**2,604**	**595**	**629**
Commercial and administrative costs	-1,359	-1,320	-341	-329
Research and development costs	-404	-413	-96	-84
Other operating gains & losses	-42	-54	3	-15
Other financial gains & losses	22	-28	18	2
REBIT	**673**	**789**	**179**	**203**
Non-recurring items	-11	-33	-4	-6
EBIT	**662**	**756**	**175**	**199**
Charges on net indebtedness	-85	-91	-19	-20
Income taxes	-114	-129	1	-42
Equity earnings	-48	-10	-24	-10
Income from investments	15	15	0	0
Net income of the Group	**430**	**541**	**133**	**125**
Minority interests	-34	-52	-9	-16
Net income (Solvay share)	**396**	**489**	**124**	**109**
Earnings per share *(in EUR)*	4.78	5.92	1.49	1.33
Diluted income per share (*) *(in EUR)*	4.78	5.90	1.49	1.31

(*) calculated on the number of shares diluted by stock options issued

CONSOLIDATED CASH FLOW STATEMENT

in millions of EUR	2003	2004
Cash flow from operating activities	**870**	**970**
EBIT	662	756
Depreciation and amortization	429	449
Changes in working capital	-103	-131
Changes in provisions	-7	154
Income taxes paid	-102	-114
Other non-cash items	-9	-144
Cash flow from investing activities	**-369**	**-310**
Acquisition/sale of investments	-67	100
Acquisition/sale of assets	-494	-431
Income from investments	15	15
Changes in financial receivables	179	16
Effect of changes in method of consolidation	-2	-10
Cash flow from financing activities	**291**	**-445**
Increase/Decrease of capital	0	-4
Acquisition/sale of own shares	-18	-3
Changes in borrowings	629	-123
Charges on net indebtedness	-85	-91
Dividends	-235	-224
Net change in cash and cash equivalents	**792**	**215**
Currency translation differences	-25	-15
Opening cash balance	439	1,206
Ending cash balance	1,206	1,406

CONSOLIDATED BALANCE SHEET

In millions of EUR	At the end of 2003 (*)	At the end of 2004
Non-current assets	**5,519**	**5,560**
Intangible assets	245	221
Consolidation differences	155	156
Tangible assets	3,459	3,453
Investments – equity accounting	312	293
Other investments	531	591
Deferred tax assets	528	571
Financial receivables and other non-current assets	289	275
Current assets	**4,185**	**4,477**
Inventories	1,059	1,132
Trade receivables	1,390	1,453
Income tax receivables	154	117
Other receivables	376	369
Cash and cash equivalents	1,206	1,406
TOTAL ASSETS	**9,704**	**10,037**
Total Shareholders' equity	**3,510**	**3,792**
Capital and reserves	2,641	2,882
Minority interests	869	910
Non-current liabilities	**3,907**	**3,863**
Long-term provisions	1,796	1,841
Deferred tax liabilities	163	136
Long-term financial debt	1,912	1,850
Other non-current liabilities	36	36
Current liabilities	**2,287**	**2,381**
Short-term provisions	67	180
Short-term financial debt	414	350
Trade liabilities	1,009	1,050
Income tax payable	118	143
Other current liabilities	679	658
TOTAL EQUITY AND LIABILITIES	**9,704**	**10,037**

(*) after minor restatement.

STATEMENT OF CHANGES IN EQUITY

in millions of EUR	Capital	Issue premiums	Reserves	Own shares	Exchange differences	Direct charges to shareholders' equity	Share-holders' equity	Third Party	Total equity
Book value at the end of the previous period (12/31/2003 (*)	**1,269**	**14**	**1,.864**	**-119**	**-422**	**35**	**2,.641**	**869**	**3,510**
Income for the period			489				**489**	52	**541**
Distribution			-198				**-198**	-30	**-228**
Changes in exchange rates					-85		**-85**	-4	**-89**
Acquisition/sale of own shares				-3			**-3**		**-3**
Adjustment to market value of financial assets						46	**46**		**-46**
Other			-8				**-8**	23	**15**
Book value at the end of the previous period (12/31/2004)	**1,269**	**14**	**2.147**	**-122**	**-507**	**81**	**2,882**	**910**	**3,792**

(*) after minor restatement of total shareholders' equity on 31 December 2003.

RESULTS BY SEGMENT[12]

The table below gives sales without elimination of inter-sector sales; results by segment include non-recurring items (EBIT).

In millions of EUR	2003	2004	2004/2003 %	4th quarter 2003	4th quarter 2004	4th quarter 04/ 4th quarter 03 %
GROUP SALES	**8,101**	**8,440**	**4%**	**1,949**	**2,118**	**9%**
Pharmaceuticals	1,832	1,745	-5%	462	441	-5%
Chemicals	2,.617	2,693	3%	649	693	7%
Plastics[13]	3,528	3,935	12%	807	983	22%
Plastics	*2,105*	*2,485*	18%	*458*	*624*	36%
Processing	*1,423*	*1,450*	2%	*349*	*359*	3%
Non allocated items	-	-	-	-	-	-
« Discontinuing operations»	124	67	-46%	31	1	-97%
GROUP EBIT	**662**	**756**	**14%**	**175**	**197**	**13%**
Pharmaceuticals	226	227	0%	63	41	-35%
Chemicals	186	135	-27%	38	54	42%
Plastics[13]	217	382	76%	49	106	116%
Plastics	*150*	*324*	116%	*38*	*98*	158%
Processing	*67*	*58*	-13%	*11*	*8*	-27%
Non allocated items	-41	-46	12%	-6	-13	117%
« Discontinuing operations»	75	58	-23%	32	9	-72%

[12] Results by segment include results of the Group's 4 sectors as well as the « discontinuing operations» related to the high-density polyethylene activities in joint ventures with BP and salt activities. As a result of their sale, these two activities will not appear in the results beginning in 2005.

[13] As of June 1, 2004, the Plastics and Processing sectors were combined into a single new Plastics sector. This operation gives the Group a more compact structure and more interaction between these activities.

PHARMACEUTICALS SECTOR

Strategic developments

- ***Acceleration of strategic developments in Pharmaceuticals sector : improvement in growth potential thanks to reinforcement of R&D programs with world-class partners, acquisitions and increased operational autonomy***

The Pharmaceuticals sector results entered into a transition period in 2004, awaiting the launch of very promising new products.

Solvay currently has a rich R&D portfolio with some 30 molecules to feed the future growth of the sector. Alliances with world-class partners (Wyeth, Bristol Myers Squibb, Quintiles) were concluded in 2004, while crucial steps were taken successfully in the development of new medicines. Of particular note were the registration of Estrogel® in the United States and the filing of registration applications for cilansetron in the United Kingdom (in April 2004) and the United States (in June 2004).

Solvay Pharmaceuticals also is pursuing expansion through two recent acquisitions. In one, the Group acquired Italmex, based in Mexico, which will become the Group's second operational base in Latin America after Brazil. In the other, Solvay Pharmaceuticals materialized its development in the field of Parkinson treatment through the acquisition of Neopharma of Sweden, holder of rights to a new treatment (Duodopa®) for advanced cases of Parkinson disease. Solvay Pharmaceuticals has also decided to initiate a Phase III program for SLV 308, a molecule from its research intended for treatment of less advanced stages of the disease.

Finally, in 2004 the Group decided to concentrate the strategic management of all pharmaceutical activities in a single entity, Solvay Pharmaceuticals SARL, 100% owned by the Solvay Group. This decision is intended to simplify and better align the structure to the specific needs of the Pharmaceuticals sector. The increased operational autonomy from which the sector will benefit will permit it to take decisions adapted to its future growth.

Key figures

Sales by major products

In millions of EUR	2003	2004	2004/2003 *(in millions of EUR)*	2004/2003 *(at constant exchange rates)*
PHARMACEUTICALS SECTOR	**1,832**	**1,745**	**-5%**	**-2%**
CARDIOLOGY	**209**	**205**	**-2%**	**-1%**
Teveten®	68	72	+6%	+7%
Physiotens®	60	58	-3%	-3%
Aceon®	29	19	-34%	-27%
GASTROENTEROLOGY	**536**	**525**	**-2%**	**0%**
Pantoloc®	124	139	+12%	+15%
Creon®	137	130	-5%	-3%
Duphalac®	76	78	+3%	+3%
GYNECOLOGY/ANDROLOGY	**682**	**598**	**-12%**	**-7%**
Androgel®	250	231	-8%	+1%
Estratest®	131	100	-24%	-16%
Prometrium®	77	59	-23%	-15%
Influvac®	68	76	+12%	+11%
MENTAL HEALTH	**316**	**319**	**+1%**	**+3%**
Serc®	86	96	+12%	+12%
Luvox®	80	77	-4%	-4%
Marinol®	70	63	-10%	-1%

Pharmaceuticals sales by region

In % of total pharmaceuticals sales

	2003	2004
Europe	46%	48%
Nafta	45%	40%
Asia-Pacific and others	9%	12%

Comments

- **Sales** of the Pharmaceuticals sector fell by 2% at constant exchange rates. Expressed in EUR, they fell 5% in 2004. Aside from the negative impact of exchange rates, the renegotiation of contracts with the primary American distributors held down sales for several months even though prescriptions continued to follow their expected trends. The negative consequences of the debates over female hormone therapy continued to weigh down sales of those products.

  Four products experienced significant growth: Pantaloc® treatment for heartburn and stomach ulcers (+12%), Influvac® influenza vaccine (+12%), Serc® anti-vertigo medication (+12%) and Teveten® anti-hypertensive (+6%). Androgel® male hormone therapy registered the largest sales (EUR 231 million). Sales and prescriptions of Estratest®, a female hormone therapy, fell.

  NAFTA sales decreased by 5% in US dollars. Sales in Europe remained stable (-1%) despite pressure on prices thanks to a marked increase in sales in, among other markets, Central and Eastern Europe. Asia (Japan, China and India), the Middle East and Latin America continued to improve in 2004.

- The Pharmaceuticals sector finished the year with results in line (-3%) with those of 2003; operating margins remained stable in 2004 compared to 2003. In addition to the factors cited above, the results of the sector benefited from the positive impact of agreements with Wyeth and Bristol Myers Squibb and a compensation from Barr. In parallel, the sector was able to increase its research expenditures to EUR 294 million (+4%, representing 17% of sales). It should also be noted that preparation for the launch of new products required important commercial efforts.
  The results for the 4th quarter of 2004 were affected by, in addition to the elements described above, generic competition for Rowasa® enema in the United States and the costs of validation of a new influenza-vaccine production unit in the Netherlands and a new unit in France for production of solid forms.

The debates over hormone therapy, and in particular the publication in July 2002 of the Women's Health Initiative (WHI) study, have given rise in the United States to lawsuits against producers of female hormone therapy products. Even though our specialty products do not contain the same hormones as the products included in the WHI study, Solvay Pharmaceuticals has been named in such suits by several hundreds individual plaintiffs. We believe these claims are without merit.

The continuing discussions with the FDA (Food and Drug Administration) concerning the administrative status of Estratest® are being pursued constructively; in parallel, Solvay Pharmaceuticals has been named in three collective lawsuits concerning this status, two in California and the other in Minnesota. The company is taking all appropriate steps to oppose these actions, which it deems without merit. Its position prevailed in a similar, now concluded, litigation in Georgia.

CHEMICALS SECTOR

Strategic developments

- ***Continued strengthening of competitiveness through restructurings, rationalization, acquisitions or partnerships.***

These measures proved important in improving the margins of the Group's chemicals activities – particularly for essential products – which were subjected to intense competitive pressures.

Among the principal actions taken in 2004 were:

- the major agreement planned in soda ash with NCI / Sinopec in China, which has entered its final phase;
- the project for an Antwerp hydrogen peroxide mega-plant in partnership with BASF to supply propylene oxide production by BASF and Dow;
- the announced shutdown of soda ash production at Ebensee, Austria, effective in 2005;
- the sale of our non-strategic interest in Esco (salt) to K+S; and
- the mothballing of the American Soda soda ash plant in the United States and the shutdown of perborate production at Torrelavega in Spain.

Key figures

(in millions of EUR)	Sales			REBIT change
	2003	2004	2004/2003 %	2004/ 2003
CHEMICALS	**2.385**	**2.433**	**+2%**	**-1%**
Minerals cluster[14]	1.045	1.105	+6%	↘
Electrochemistry and Fluor chemicals cluster	914	892	-3%	↗
Oxygen cluster[15]	426	436	+2%	↗

Comments

- ***Progressive improvement in Chemicals activities.***

The activities of the **Chemicals sector** experienced progressive improvement during the course of 2004 thanks to recoveries of markets (for soda ash, caustic soda, etc.) and some price increases. The sector's operating margin reflects this development : 8% in the 2nd half of 2004 compared to 7% in the 1st half.

In all, the 2004 results were comparable (-1%) to those of 2003.

Market conditions are generally favorable at the beginning of 2005.

[14] *including Soda ash and derivatives, Barium and strontium carbonates, Advanced Functional Minerals SBUs*
[15] *including Hydrogen peroxide, Detergent and Caprolactones SBUs*

Minerals cluster

Soda ash

World market conditions gradually improved in 2004, leading to a saturation of capacities at the end of the year. At the same time, **soda ash** results suffered the impact of significant increases in energy costs (for coke and gas) and transportation costs. The economic environment became more favorable thanks to actions undertaken to restore margins (restructuring, strengthening of competitiveness, price increases, etc.). Specialized derivatives of soda ash, particularly sodium bicarbonate, continued their growth.

Electrochemistry and Fluor chemicals cluster

Electrochemistry

After a beginning of the year characterized by very difficult market conditions, **caustic soda** experienced a very significant recovery in the second half, with marked price increases after June 2004.

Fluor Chemicals

The results of **fluorine products** improved in 2004 thanks to increases in sales of Solkane® 365mfc, despite the negative effects of the weakness of the US dollar.

Oxygen cluster

Hydrogen peroxide

The **hydrogen peroxide** activities experienced sustained improvement in most regions thanks to the strength of the pulp and paper industry. Results improved despite very high energy prices.

In the matter of the inquiry by the European competition authorities in the field of hydrogen peroxide, as previously announced in early February, the Solvay Group has received a statement of objections from the European authorities. It will present its defense in the 2nd quarter. Note that attempted class actions have been initiated in the United States; we believe these claims are without merit.

PLASTICS SECTOR

Strategic developments

- ***Enrichment of the portfolio and reorganization of forces :***
  - ***Specialties: rapid growth and geographic expansion;***
  - ***Vinyls cluster: consolidations, growth and geographic expansion***

The Plastics and Processing sectors were combined effective 1 June 2004 to form a single enlarged Plastics sector.

It is characterized, on the one hand, by the development of Specialties : Inergy Automotive Systems, a 50/50 joint venture with Plastic Omnium in fuel systems, and Specialty Polymers. Access to rapidly growing markets and high added value, reinforced by the enrichment of its portfolio of activities of Specialty Polymers, have become among the principal contributors to the results of the Group.

On the other hand, a strong leadership position and continued strengthening of competitiveness remain the priorities for the activities in the Vinyls cluster.

Key figures

(in millions of EUR)	**Sales**			**REBIT change**
	2003			
PLASTICS[16]	**3,215**	**3,632**	**+13%**	**+76%**
Vinyls cluster[17]	2,019	2,338	+16%	↗
Specialty Polymers and Inergy Automotive Systems	1,196	1,294	+8%	↗

Comments

- ***Sustained growth in Specialty Polymers and vinyls in a context of increased raw-material and utility costs.***

With a 2004 operating margin of 11% (compared to 7% in 2003), the results of the **Plastics sector** (combining the Plastics and Processing sectors) continued their growth (+76% in 2004) thanks to the strong improvement in Specialty Polymers and Vinyls, major contributors to the Group's results despite high raw material and utility costs.

Within the Plastics sector, the Processing activities felt the effect on margins of elevated costs but intensification of competitiveness measures and the launch of new products largely limited their impact.

Market conditions are also generally favorable at the beginning of 2005.

[16] *As of June 1, 2004, the Plastics and Processing sectors were combined into a single new Plastics sector. This operation gives the Group a more compact structure and more interaction between these activities.*
[17] *Including the Vinyls, Performance compounds and Industrial films SBUs and Pipelife (pipes and fittings)*

Specialties

Specialty Polymers

Specialty Polymers , one of the principal contributors to the Group's results, experienced favorable growth in volumes (+11% in sales), especially in the United States and Asia, for both high-performance polymers and fluorinated polymers. This came not only from increases in certain markets existing applications usage (in particular the semiconductor market and electronics in general) but equally from development of new, high-value-added applications, with an increased number of patents (52) applied for in 2004.

Inergy Automotive Systems *(50/50 joint venture with Plastic Omnium in fuel systems)*

Volumes increased 6% in 2004, a more rapid increase than that of the automotive market, thanks to geographic expansion in recent years in Eastern Europe, Mercosur and with Asian manufacturers. Globally, margins were maintained thanks to programs to increase competitiveness and industrial redeployment to cope with the strong pressure exerted by the automotive market.

Vinyls cluster

Worldwide demand for **PVC** recorded 5.4% growth from 2003. On the other hand, the worldwide market has tightened, especially for raw materials (ethylene, EDC, VCM, etc.) and utilities (gas, electricity, etc.). This tension has had different repercussions in the various activities.

The significant increase in PVC prices combined with continued improvement in competitiveness led to achievement of appreciably better results and good profitability in the three regions in which Solvay is active (Europe, Asia and Mercosur), in a context of ethylene-price increases. This trend continued in the beginning of 2005.

The results of **Performance Compounds** were affected by the significant increases in raw-material prices. Efforts at reducing costs and developing Specialties were intensified.

After a first semester of growth in sales in all activities, **Industrial Films** experienced a second half marked by the negative impact of raw-material price increases (for PVC, plasticizers, etc.) and a reduction of demand in certain markets, which nevertheless were largely compensated by efforts at competitiveness and structural improvements.

Pipelife (a 50/50 joint venture with Wienerberger in pipes and fittings) experienced a good year, benefiting from the growth of its sales in Central Europe and the Baltic countries, the launch of higher-margin products and the restructuring measures of recent years.

REMARKS

With the agreement of the Banking, Finance and Insurance Commission, 2003 and 2004 statements were recorded and presented in IFRS (International Financial Reporting Standards). Also, Deloitte certified the annual consolidated statements as of December 31, 2004 as well as those of the parent company Solvay S.A. without reservation and confirmed that the accounting information shown in this press release does not call for any comments on its part and concurs with the annual consolidated accounts.

* * * *

Key dates for financial communication

- End of March 2005 : annual report 2004 available on Internet
- April 29, 2005 : 3-month results 2005 and annual analysts and investors meeting
- June 2, 2005 : Ordinary and Extraordinary Shareholders' Meeting
- June 9, 2005 : payment of the balance of dividend relating to 2004
- July 29, 2005 : 6-month results 2005
- October 28, 2005 : 9-month 2005 results
- December 15, 2005 : announcement of the interim dividend relating to 2005

* * * *

To obtain further information, contact Solvay Investor Relations

Tel. 32-2-509.60.16, Fax. 32-2-509.72.40
E-mail : investor.relations@solvay.com, Website : www.solvay-investors.com

* * * *

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Dit persbericht is ook in het Nederlands beschikbaar



PRESS RELEASE

82-2691

Embargo : February 17, 2005 at 8 :30 AM (Brussels Time)

SOLVAY PHARMACEUTICALS WILL SUPPLY NORWAY WITH SPECIAL VACCINES IN THE EVENT OF AN INFLUENZA PANDEMIC

SOLVAY PHARMACEUTICALS today announce that it has signed an agreement with the Norwegian authorities whereby Solvay Pharmaceuticals will supply influenza vaccines to Norway in the case of a pandemic. Thanks to the development of a new technology involving cell culture, Solvay Pharmaceuticals expects to have much greater flexibility for delivering special influenza vaccines in the event of a pandemic.

The agreement with Norway is the first agreement of its kind for Solvay Pharmaceuticals; more are expected to follow. The agreement represents a type of insurance for which a yearly premium is paid. Should the World Health Association determine that a pandemic is occurring, they will supply the seed virus and we will make a special influenza vaccine against that particular viral strain. The agreement with Norway is for 4 million doses of this special vaccine.

An influenza pandemic occurs when a new influenza virus appears against which the human population has no immunity, resulting in several simultaneous epidemics worldwide with large numbers of infected people and deaths.

The World Health Organization (WHO) and influenza experts worldwide are concerned that the appearance and widespread distribution of an avian influenza virus, Influenza A/H5N1, has the potential to ignite a pandemic. Given this current threat, the WHO has urged all countries to develop or update their influenza pandemic preparedness plans for responding to the widespread socioeconomic disruptions that would result.

Solvay Pharmaceuticals, one of the leading producers of influenza vaccines in Europe, is engaged in negotiations with other European authorities about the supply of vaccines in the case of a pandemic. The company has developed an innovative method to produce vaccines and has obtained marketing approval from the Dutch regulatory authorities for this cell culture technology. At its site in Weesp, The Netherlands, Solvay Pharmaceuticals has built a new manufacturing plant.
Sjirk Kok, Manager of the Business Group Influenza at Solvay Pharmaceuticals, said: "We are very pleased with the agreement between Solvay and Norway. At the moment this new cell culture technology offers the only realistic opportunity to face both influenza epidemics and pandemic situations".

SOLVAY PHARMACEUTICALS is the pharmaceuticals entity in SOLVAY. It is a research driven pharmaceutical company that seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of cardiology, gastroenterology, mental health and gynecology/andrology. SOLVAY PHARMACEUTICALS employs more than 7500 people worldwide.

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 consolidated sales amounted to EUR 7.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer *VP Communications*
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
roger.bickerstaffe@solvay.com
Internet : www.solvay.com

SOLVAY PHARMACEUTICALS
Dr Roger Bickerstaffe

Tel: +31 (0) 294 477 242
Fax: + 31 (0)294 477 112
E-mail:

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar



PRESS RELEASE

82 - 2691

Embargo : February 3, 2005 at 8 :30 AM (Brussels Time)

PARKINSON'S: SOLVAY PHARMACEUTICALS MOVES SLV 308 COMPOUND INTO PHASE III CLINICAL DEVELOPMENT

SOLVAY PHARMACEUTICALS announces today it has advanced its R&D project known under code name SLV308 into a full phase III development program. SLV308 is an oral therapy for the treatment of Parkinson's disease that combines dopamine activity with serotonin and noradrenaline mood enhancing effects. Registration submissions are intended for 2007, with availability to physicians and patients from 2008.

Claus Steinborn, PhD & MD, Global R&D Head for Solvay Pharmaceuticals, said: "SLV308 is a really interesting compound from our own drug discovery pipeline with a new clinical profile and is expected to have important advantages in the management of patients with Parkinson's Disease. We have decided now to start full development for this compound after having encouraging results from our phase II clinical program. Doctors and their patients are eager for new and better therapies for Parkinson's Disease and we intend to help them just as soon as we can."

This SLV308 announcement follows on the heels of SOLVAY PHARMACEUTICALS successful acquisition of NEOPHARMA and its Parkinson's medication DUODOPA® (press release 21 January 2005). DUODOPA® is intended for people suffering from late stage Parkinson's Disease, while SLV308 is for the less advanced stages. Together the two products are expected to fit well alongside each other.

Parkinson's Disease is an important neurological disorder which has progressively debilitating motion disturbances as a major consequence. Of all the neurodegenerative disorders it is second to Alzheimer's Disease in numbers of cases. To help patients retain control of body movements is an important goal giving them better ability to function and remain active.

SOLVAY PHARMACEUTICALS is the pharmaceuticals entity in SOLVAY. It is a research driven pharmaceutical company that seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of cardiology, gastroenterology, mental health and gynecology/andrology. SOLVAY PHARMACEUTICALS employs more than 7500 people worldwide.

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 consolidated sales amounted to EUR 7.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvay.com

SOLVAY PHARMACEUTICALS
Dr Roger Bickerstaffe
VP Communications
Tel: +31 (0) 294 477 242
Fax: + 31 (0)294 477 112
E-mail: roger.bickerstaffe@solvay.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

Note to the editors:

Dr. Claus Steinborn, a German biochemistry and medical doctor has been appointed Global Head of R&D in Solvay Pharmaceuticals with effect from January 2005.

A graduate of Hanover University and Medical School, he joined Solvay in 1991 as head of gastrointestinal clinical research. After working closely with Dr Werner Cautreels, the previous head of R&D, he succeeds Dr Cautreels who is now Solvay Pharmaceuticals Chief Executive Officer.

Solvay Pharmaceuticals Global R&D employs some 1000 people, principally in three larger centers in Hanover in Germany, Weesp in The Netherlands and Marietta in the United States. Projects targeting areas of major clinical need are running in gastroenterology, cardiology, neurology, psychiatry, men's and women's health and influenza. The R&D expenditure tops 15% of turnover and additional investments come from third parties under a variety of partnership, alliance and other arrangements.





PRESS RELEASE

Solvay Padanaplast & Original Create HFFR Joint Venture in China

Shanghai, China, - February 1st, 2005 – Solvay Padanaplast S.p.A. and Shanghai Original Enterprise Development Co. Ltd. announce today that they have signed an agreement to create a joint venture for the development, production and marketing of Halogen Free Flame Retardant (HFFR) thermoplastic and irradiation crosslinkable compounds. Both partners will hold 50% of the joint venture.

The joint venture, which was approved by the authorities of the People's Republic of China, is scheduled to be operational from beginning of February 2005 under the name **PADANAPLAST ORIGINAL ADVANCED COMPOUNDS (SHANGHAI) CO., LTD.** in English and 上海至正潘德那聚合物有限公司 in Chinese. The joint venture, which is located in Shanghai and essentially aims at serving the Chinese market, will have an initial production capacity of 5,000 tons per annum. The size of the company may be expanded at a later stage, in line with market demand.

"We welcome the decision of the PRC authorities to grant a business license to the joint operation of Original and Padanaplast," said Hai Lang Hou, President of Shanghai Original Enterprise Development Co., Ltd.. "We are now in a position to deliver international quality products best suited for the rapid development of the Chinese market for HFFR compounds in the cable industry, which we expect will grow by more than 10% per annum over the next five years," he added.

"Padanaplast Original Advanced Compounds will be the leading provider of HFFR compounds for the cable industry in China, with an extensive range which will include 20 different compounds right from the start of operations," said Luigi. Dalpasso, Managing Director of Solvay Padanaplast S.p.A.

Solvay Padanaplast S.p.A. is a global leader in the sector of plastic compounds for crosslinkable pipe and cable markets, whose headquarter, R&D and production facilities are located near Parma in Italy, and is a major foreign supplier of Halogen Free Flame Retardant compounds in China. The company, which has annual global sales of some EUR 50 million, is a wholly-owned subsidiary of Solvay SA, the international chemical and pharmaceutical Group.

Shanghai Original Enterprise Development Co., Ltd., founded in1997, has grown to be a major domestic player in the PRC wire and cable compounds market, specializing in Halogen Free Flame Retardant thermoplastic and irradiation cross-linkable compounds. The company has been granted the status of Shanghai High Tech Enterprise since 2002.

For Further information, contact:

Solvay Padanaplast S.p.A.
Tel: +39-05215291
E-mail: info.padanaplast@solvay.com

Padanaplast Original Advanced Compounds (Shanghai) Co, Ltd.
5050 Yuanjiang Road
Xinzhuang Industrial Park
Shanghai 201108, PRC